Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of May 31, 2010

The following interim financial information of CorpBanca as of May 31, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,133,628
Total assets	7,147,720

Current accounts and demand deposits	540,146
Time deposits and savings accounts	3,740,748
Borrowings from financial institutions	356,860
Debt issued	922,871

Equity	496,982

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	136,067
Provisions for loan losses	(26,567)
Operating expenses	(55,634)

Operating income	53,866
Income attributable to investments in other companies	284

Income before taxes	54,150
Income taxes	(8,894)

Net income for the period	45,256

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer